Exhibit 99.1

Mdxhealth Announces Receipt of Nasdaq Notification Regarding Minimum Market Value of Listed Securities Deficiency

IRVINE, California – July 24, 2026 (GlobeNewswire) – Mdxhealth SA (NASDAQ: MDXH) (the “Company” or “mdxhealth”), a leader in urology-focused precision diagnostics, today announced that the Company received an additional notification letter (the “Additional Letter”) from The Nasdaq Stock Market LLC (“Nasdaq”) related to the recent reduction in the price for the Company’s ordinary shares. The initial notice, reported by the Company in its Form 6-K filed on July 2, 2026, related to the Company’s non-compliance with the $1.00 Minimum Bid Price requirement set forth in Nasdaq Listing Rule 5550(a)(2) for continued listing. The Supplemental Letter, received on July 20, 2026, notifies the Company that it is not in compliance with the minimum market value requirement set forth in rules for continued listing on The Nasdaq Capital Market.

Nasdaq Listing Rule 5550(b)(2) requires listed companies to maintain a minimum market value of US$35 million and Nasdaq Listing Rule 5810(c)(3)(C) provides that a failure to meet the minimum market value requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on the market value of the Company from June 1, 2026, to July 17, 2026, the Company no longer meets the minimum market value requirement.

The Additional Letter does not impact the Company’s listing on The Nasdaq Capital Market at this time. In accordance with Nasdaq Listing Rule 5810(c)(3)(C), the Company has been provided 180 calendar days, or until January 19, 2027, to regain compliance with Nasdaq Listing Rule 5550(b)(2). To regain compliance, the Company’s market value must exceed US$35 million for a minimum of 10 consecutive business days. In the event the Company does not regain compliance by January 19, 2027, the Company may be eligible for additional time to regain compliance or may face delisting. In the event of such a notification, the Nasdaq rules permit the Company an opportunity to appeal Nasdaq’s determination.

The Company’s business operations are not affected by the receipt of the Additional Letter. The Company intends to monitor its market value and intends to cure the deficiency within the prescribed grace period.

About mdxhealth

Mdxhealth is a leader in urology-focused precision diagnostics, providing actionable molecular information to personalize patient diagnosis and treatment. The Company’s tests, based on proprietary genomic, epigenomic, exosomal and other molecular technologies, assist physicians with the diagnosis and prognosis of prostate cancer and other urologic diseases. For more information, visit mdxhealth.com and follow us on social media at: x.com/mdxhealth, facebook.com/mdxhealth and linkedin.com/company/mdxhealth.

For more information:

info@mdxhealth.com

LifeSci Advisors (IR & PR)
John Fraunces, Managing Director
Tel: +1 917 355 2395
jfraunces@lifesciadvisors.com

Forward-Looking Statement:

This press release contains forward-looking statements and estimates with respect to the anticipated future performance of MDxHealth and the market in which it operates, all of which involve certain risks and uncertainties. These statements are often, but are not always, made through the use of words or phrases such as “potential,” “expect,” “will,” “goal,” “next,” “aim,” “explore,” “forward,” “future,” and “believes” as well as similar expressions. Forward-looking statements contained in this release include, but are not limited to, statements regarding our intent to monitor our Market Value of Listed Securities and to consider options to regain compliance with the minimum Market Value of Listed Securities requirement under the Nasdaq Listing Rules. Such statements and estimates are based on assumptions and assessments of known and unknown risks, uncertainties and other factors, which were deemed reasonable but may not prove to be correct. Actual events are difficult to predict, may depend upon factors that are beyond the company’s control, and may turn out to be materially different. Examples of forward-looking statements include, among others, statements we make regarding expected future operating results, product development efforts, our strategies, positioning, resources, capabilities and expectations for future events or performance. Important factors that could cause actual results, conditions and events to differ materially from those indicated in the forward-looking statements include, among others, the following: our ability to cure any deficiencies in compliance with the Market Value of Listed Securities requirement or maintain compliance with other Nasdaq Listing Rules; our eligibility for additional compliance periods, if necessary, in which to seek to regain compliance with the Market Value of Listed Securities requirement; our ability to ultimately obtain relief or extended periods to regain compliance from Nasdaq, if necessary, or to meet applicable Nasdaq requirements for any such relief or extension; and risks related to the substantial costs and diversion of personnel’s attention and resources due to these matters. Other important risks and uncertainties are described in the Risk Factors sections of our most recent Annual Report on Form 20-F and in our other reports filed with the Securities and Exchange Commission. MDxHealth expressly disclaims any obligation to update any such forward-looking statements in this release to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based unless required by law or regulation. This press release does not constitute an offer or invitation for the sale or purchase of securities or assets of MDxHealth in any jurisdiction. No securities of MDxHealth may be offered or sold within the United States without registration under the U.S. Securities Act of 1933, as amended, or in compliance with an exemption therefrom, and in accordance with any applicable U.S. securities laws.

NOTE: The mdxhealth logo, mdxhealth, Confirm mdx, Select mdx, Resolve mdx, Genomic Prostate Score, GPS mdx, GPS, Exosome Diagnostics, ExosomeDx, Exo mdx, ExoDx, ExoDx Prostate Intelliscore (EPI), and Monitor mdx are trademarks or registered trademarks of MDxHealth SA and its affiliates. The GPS mdx test was formerly known as and is frequently referenced in guidelines, coverage policies, reimbursement decisions, manuscripts and other literature as Oncotype DX Prostate, Oncotype DX GPS, Oncotype DX Genomic Prostate Score, and Oncotype Dx Prostate Cancer Assay, among others. The Oncotype DX trademark and all other trademarks and service marks, are the property of their respective owners.